Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West announces first quarter results

    PENN WEST ENERGY TRUST (TSX - PWT.UN; NYSE - PWE) is pleased to announce its results for the first quarter ended March 31, 2007

    CALGARY, May 7 /CNW/ -

    <<
    Operations

    -   Production averaged 128,447 boe per day in the first quarter of 2007 compared to 96,713 boe per day in the same period of 2006.
    -   Crude oil and NGL production averaged 71,716 barrels per day and natural gas production averaged 340 mmcf per day in the first quarter of 2007.
    -   Penn West invested $216 million on capital development that included
        $17 million of net property acquisitions and drilled 61 net wells in the first quarter with a success rate of 95 percent.

    Financial

    -   Cash flow of $311 million ($1.31 per unit, basic) in the first quarter of 2007 was 28 percent higher than cash flow of $243 million
        ($1.49 per unit, basic) realized in the first quarter of 2006, for the most part due to higher production as a result of the Petrofund merger reflected from July 1, 2006 forward.
    -   Net income decreased to $96 million ($0.41 per unit, basic) in the first quarter of 2007 from $144 million ($0.88 per unit, basic) in the first quarter of 2006, mainly due to higher depletion charges as a result of the Petrofund merger, a reduction of unrealized gains on commodity contracts and higher financing costs.
    -   For the third consecutive quarter, operating costs were held flat.
    -   In April 2007, as previously announced, Penn West added a
        $250 million demand credit facility to increase its bank lines and also priced the proposed private placement of US$475 million of notes.

    Distributions

    -   Penn West's Board of Directors recently resolved to keep our distribution level at $0.34 per unit, per month based on current forecasts of commodity prices, production and currently planned 2007 capital expenditures.

    Distribution Tax Update

    -   On March 29, 2007, the Government of Canada introduced legislation that includes the proposed changes to the taxation of income trusts.
        Under the undue expansion guidance provided by the Government,
        Penn West can increase its equity by approximately $10 billion over the four-year transition period without prematurely triggering the proposed tax. Penn West will remain active with various parties pursuing a re-evaluation of the tax proposals. We will also continue to review various tax efficient structural alternatives.

    Long-term Project Updates

    -   During the first quarter of 2007, Penn West drilled 16 horizontal wells and 15 stratigraphic test wells in its Peace River Oil Sands project. We have begun to tie-in producing wells to recently constructed production facilities to increase netbacks by reducing trucking costs. On April 11, 2007, we closed the previously announced acquisition of producing light oil and natural gas properties, undeveloped lands, additional infrastructure and all weather roads in the project area. The acquired infrastructure will be important for the future development of the area.
    -   During the quarter, we continued to explore an integrated approach to both enhancing light oil recovery rates from large, legacy oil pools and developing conventional resources of heavy oil. A water alternating CO(2) scheme at our Pembina pilot project was initiated and we are continuing with detailed engineering work to expand the pilot to utilize horizontal well technology. At Joffre, CO(2)
        injection into two new patterns was initiated in the quarter as planned.

    HIGHLIGHTS
                                                 Three months ended March 31
    ($ millions, except per unit and        ---------------------------------
     production amounts)                        2007        2006    % change
    -------------------------------------------------------------------------
    Financial

    Gross revenues(1)                      $   582.4   $   433.9          34
    Cash flow                                  311.3       243.2          28
      Basic per unit                            1.31        1.49         (12)
      Diluted per unit                          1.30        1.47         (12)
    Net income                                  96.3       144.4         (33)
      Basic per unit                            0.41        0.88         (53)
      Diluted per unit                          0.40        0.87         (54)
    Capital expenditures, net                  215.9       158.0          37
    Bank debt at period-end                  1,402.2       610.4         130
    Distributions paid                     $   242.1   $   156.9          54

    Operations

    Daily production
      Natural gas (mmcf/d)                     340.4       266.9          28
      Light oil and NGL (bbls/d)              49,106      31,541          56
      Conventional heavy oil (bbls/d)         22,610      20,685           9
    -------------------------------------------------------------------------
    Total production (boe/d)                 128,447      96,713          33
    -------------------------------------------------------------------------

    Average sales price
      Natural gas ($/mcf)                  $    7.59   $    8.12          (7)
      Light oil and NGL ($/bbl)                59.49       62.09          (4)
      Conventional heavy oil ($/bbl)       $   41.03   $   30.76          33

    Netback per boe
      Sales price                          $   50.08   $   49.23           2
      Risk management                           0.29        0.62         (53)
    -------------------------------------------------------------------------
      Net sales price                          50.37       49.85           1
      Royalties                                 9.33        9.36           -
      Operating expenses                       10.70        9.88           8
      Transportation                            0.53        0.66         (20)
    -------------------------------------------------------------------------
      Netback                              $   29.81   $   29.95           -
    -------------------------------------------------------------------------

    The above information includes measures not defined under generally accepted accounting principles, including cash flow and netback. Cash flow is cash flow from operating activities before changes in non-cash working capital, and asset retirement expenditures. Please refer to the calculation of cash flow table on the first page of the Management's
    Discussion and Analysis for a reconciliation of cash flow from operating activities to cash flow. Barrels of oil equivalent (boe) are based on six mcf of natural gas equalling one barrel of oil (6:1). Netback is a per unit of production measure of operating margin used in capital allocation decisions.

    (1) Gross revenues include realized gains and losses on commodity contracts.

    DRILLING PROGRAM
                                                 Three months ended March 31
                                 --------------------------------------------
                                                2007                    2006
                                 --------------------------------------------
                                   Gross         Net       Gross         Net
    -------------------------------------------------------------------------
    Natural gas                       49          21          68          59
    Oil                               53          37          41          34
    Dry                                4           3          10          10
    -------------------------------------------------------------------------
    Total wells                      106          61         119         103
    -------------------------------------------------------------------------
    Success Rate                                 95%                     90%
    -------------------------------------------------------------------------

    UNDEVELOPED LANDS
                                                              As at March 31
                                            ---------------------------------
                                                2007        2006    % change
    ------------------------------------------------------------------------
    Gross acres (000s)                         3,996       4,342          (8)
    Net acres (000s)                           3,577       4,140         (14)
    Average working interest                     90%         95%          (5)
    -------------------------------------------------------------------------

    FARM-OUT ACTIVITY
                                                 Three months ended March 31
                                            ---------------------------------
                                                            2007        2006
    -------------------------------------------------------------------------
    Wells drilled on farm-out lands(1)                        90          22
    -------------------------------------------------------------------------
    (1) Wells drilled on Penn West lands, including re-completions and re-entries, by independent operators pursuant to farm-out agreements.

    CORE AREAS

                                                            Undeveloped land
                                   Net wells drilled    as at March 31, 2007
                                for the three months           (thousands of
    Core Area                  ended  March 31, 2007               net acres)
    -------------------------------------------------------------------------
    Central                                       35                   1,217
    Plains                                        24                   1,336
    Northern                                       2                   1,024
    -------------------------------------------------------------------------
                                                  61                   3,577
    -------------------------------------------------------------------------

    TRUST UNIT DATA
                                                 Three months ended March 31
                                            ---------------------------------
    (millions of units)                         2007        2006    % change
    -------------------------------------------------------------------------
    Weighted average
      Basic                                    237.4       163.5          45
      Diluted                                  239.4       165.8          44
    Outstanding as at March 31
      Basic                                    238.0       163.8          45
      Basic plus trust unit rights             252.7       173.4          46
    -------------------------------------------------------------------------

                          LETTER TO OUR UNITHOLDERS
    -------------------------------------------------------------------------
    >>

    During the first quarter of 2007, Penn West Energy Trust executed a first quarter capital program of $216 million that included several minor asset acquisitions and dispositions and worked diligently to optimize and maximize production from our conventional assets. We continue our focus on containing our operating costs in an inflationary environment and advancing toward the commercialization of our long-term projects including the Peace River Oil
Sands Project and enhanced light oil recovery from some of the largest legacy light oil pools in North America. In April 2007, we initiated measures to diversify our capital structure.
    Our production in the first quarter of 2007 was 128,447 barrels of oil equivalent per day compared to 129,915 in the fourth quarter of 2006, and
96,713 in the first quarter of 2006. The production, revenue and cash flow increases compared to the first quarter of 2006 were due in part to the
Petrofund merger we closed on June 30, 2006. Compared to the fourth quarter of
2006, our first quarter 2007 production was reduced by downtime for optimization activities and facility modifications at our Wildboy and Firebird natural gas properties in Northern Alberta. Cash flow of $311 million
($1.31 per unit basic) was higher than that of the fourth quarter of 2006 due to higher commodity prices driven by an extremely cold February, which reduced natural gas inventory levels leading to a recovery in natural gas prices. Our initiatives aimed at containing the industry-wide operating cost escalation of the past several years once again produced results this quarter. For the third straight quarter, we have kept our operating costs essentially flat. This in part enabled Penn West to realize a six percent higher netback of $29.81 per barrel of oil equivalent compared to the fourth quarter of 2006. With current forward strip prices, we forecast our 2007 payout ratio will fall within our targeted range of 60% to 70% at the current distribution rate of $0.34 per unit, per month. We also spent $10 million on our environmental programs in the first quarter and maintained our commitment to health and safety and community investment programs.
    At the Peace River Oil Sands Project, we drilled 16 new horizontal wells and 15 stratigraphic test wells in the first quarter of 2007 to continue the delineation of our 300,000 net acres of oil sands leases in the area.
Utilizing the results of our recent stratigraphic test wells, we updated our resources estimate in the area and confirmed our estimated heavy oil resources in place in the area of 6.8 billion barrels(1) on 240 of our 475 sections of land. In April 2007, we also closed the previously announced $329 million asset acquisition that included 3,000 barrels of light oil per day and
6 million cubic feet per day of natural gas production situated in our project area. The acquisition also included 190,000 net acres of undeveloped oil and natural gas leases and added important infrastructure including a sales line connected 10,000 barrel per day oil processing facility, a natural gas plant and compression facility with a design capacity of 33 million cubic feet per day and associated all-weather roads.
    We continue to explore an integrated approach to both enhancing light oil recovery rates from large legacy oil fields and developing non-conventional resources of heavy oil. Our aim is to secure a source of CO(2) that can be pipelined to the Pembina, South Swan Hills or other large oil fields to both increase oil recovery factors and permanently sequester greenhouse gases. At the same time, we aim to secure both a market for our future production from the Peace River Oil Sands and the future pipeline capacity to deliver it.
During the first quarter of 2007, we commenced a water alternating CO(2)
scheme at our Pembina CO(2) pilot project and our on going monitoring program will use a series of 3-D seismic shoots to evaluate the results. By the end of
2007, we plan to apply horizontal well technology at the pilot project. At
Joffre, CO(2) injection into two new patterns commenced as planned in the first quarter of 2007.
    We recently took actions to diversify our capital structure and increase our debt capacity. We added a $250 million unsecured, demand facility with the same pricing levels as our $1.9 billion syndicated, unsecured credit facility.
As previously announced, we also priced the proposed private placement of notes totaling US$475 million.
    The proposed income trust distribution tax was included in the Ways and
Means motion to incorporate aspects of the Federal Budget tabled by the
Government of Canada on March 19, 2007. Legislation that includes the proposed tax received First Reading in the House of Commons on March 29, 2007. Penn
West continues to analyze all potential future strategies and organizational structures to enhance unitholder value in the future. We continue to actively support the Coalition of Canadian Energy Trusts as it continues to work toward better awareness of the important role that energy trusts play in supporting the continued success of the energy industry in Canada. Additionally, the
Canadian Association of Income Trust Investors has been set up as a grassroots organization of investors impacted by the Federal Government's tax proposal.
Interested investors can obtain membership information by visiting their website at www.caiti.info.

    On behalf of the board and staff of Penn West Energy Trust, I also wish to thank our unitholders for their continuing support of our initiatives to unlock the value in our conventional assets and long-term projects.

    On behalf of the Board of Directors,

    (signed)

    William E. Andrew
    President and CEO
    Calgary, Alberta
    May 4, 2007

    <<
    (1) Represents the mid case. Using the definitions set out in the
        Canadian Oil and Gas Handbook, these resources are considered
        "Discovered Resources". As Penn West is in the early stages of the project, these resources have not been classified into more specific categories. There is no certainty that a significant portion of these resources will be recovered or that a significant portion of the resources will be economically or technically feasible to produce in the future. Discovered resources are those quantities of oil and gas estimated on a given date to be remaining in, plus those quantities already produced from, known accumulations. Discovered resources consist of economic and uneconomic resources with the estimated future recoverable portion classified as reserves or contingent resources.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
                  For the three months ended March 31, 2007

    -------------------------------------------------------------------------
    >>

    This management's discussion and analysis ("MD&A") of financial conditions and results of operations should be read in conjunction with the unaudited interim consolidated financial statements of Penn West Energy Trust
("Penn West", "the Trust", "we" or "our") for the three months ended March 31,
2007 included in this press release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2006. The date of this
MD&A is May 4, 2007.
    All dollar amounts contained in this MD&A are expressed in millions of
Canadian dollars unless noted otherwise.
    Please refer to our disclaimer on forward-looking statements at the end of this MD&A. The calculations of barrels of oil equivalent ("boe") are based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil. This could be misleading if used in isolation as it is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
    Measures including cash flow, cash flow per unit-basic, cash flow per unit-diluted, netbacks, operating netbacks and distributable cash from operations included in this MD&A are not defined in generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP; accordingly, they may not be comparable to similar measures provided by other issuers. Management utilizes cash flow, netbacks and operating netbacks to assess financial performance, to allocate its capital among alternative projects and to assess our capacity to fund distributions and future capital programs. Distributable cash from operations is utilized to assess the appropriateness of distribution levels.
Reconciliations of non-GAAP measures to their nearest measure prescribed by
GAAP are provided below.

    <<
    Calculation of Cash Flow

                                                 Three months ended March 31
                                                -----------------------------
    ($ millions, except per unit amounts)                   2007        2006
    -------------------------------------------------------------------------
    Cash flow from operating activities                $   296.8   $   207.7
    Increase in non-cash working capital                     4.8        28.6
    Asset retirement expenditures                            9.7         6.9
    -------------------------------------------------------------------------
    Cash flow                                          $   311.3   $   243.2
    -------------------------------------------------------------------------

    Basic per unit                                     $    1.31   $    1.49
    Diluted per unit                                   $    1.30   $    1.47
    -------------------------------------------------------------------------

    Quarterly Financial Summary
    ($ millions, except per unit and production amounts) (unaudited)

                                          Penn West Energy Trust
                               ----------------------------------------------
                                 Mar. 31     Dec. 31    Sept. 30     June 30
    Three months ended              2007        2006        2006        2006
    -------------------------------------------------------------------------
    Gross revenues(1)          $   582.4   $   578.5   $   636.0   $   452.5

    Cash flow                      311.3       303.3       365.6       264.7
      Basic per unit                1.31        1.23        1.55        1.59
      Diluted per unit              1.30        1.22        1.53        1.56

    Net income                      96.3       122.9       177.8       220.5
      Basic per unit                0.41        0.44        0.66        1.34
      Diluted per unit              0.40        0.44        0.65        1.31

    Distributions declared         242.4       241.5       240.7       167.6
      Per unit                      1.02        1.02        1.02        1.02

    Production
      Liquids(2) (bbls/d)         71,716      70,819      69,215      48,599
      Natural gas (mmcf/d)         340.4       354.6       359.1       267.9
      Total (boe/d)              128,447     129,915     129,059      93,242
    -------------------------------------------------------------------------

                                          Penn West Energy Trust
                               ----------------------------------------------
                              Mar. 31     Dec. 31    Sept. 30     June 30
    Three months ended              2006        2005        2005        2005
    -------------------------------------------------------------------------
    Gross revenues(1)          $   433.9   $   554.5   $   535.0   $   424.2

    Cash flow                      243.2       332.6       334.9       257.0
      Basic per unit                1.49        2.03        2.06        1.58
      Diluted per unit              1.47        2.03        2.04        1.49

    Net income                     144.4       241.1       209.5        59.7
      Basic per unit                0.88        1.48        1.29        0.37
      Diluted per unit              0.87        1.46        1.27        0.34

    Distributions declared         162.0       151.8       127.3        42.4
      Per unit                      0.99        0.93        0.78        0.26

    Production
      Liquids(2) (bbls/d)         52,226      51,953      51,634      50,633
      Natural gas (mmcf/d)         266.9       277.5       289.0       295.7
      Total (boe/d)               96,713      98,205      99,802      99,910
    -------------------------------------------------------------------------
    (1) Gross revenues include realized gains and losses on commodity contracts.
    (2) Includes crude oil and natural gas liquids.
    >>

    Proposed Tax on Income Trusts

    On March 29, 2007, legislation that includes proposed changes to the taxation of publicly traded income trusts received First Reading in the House of Commons. Commencing in 2011, taxes at estimated corporate tax rates were proposed on distributions that do not represent a return on capital by disallowing these distributions as a deduction in the calculation of the trust's taxable income. Guidance for "undue expansion" previously announced remains administrative in nature; however under the guidance we can increase our equity by approximately $10 billion without prematurely triggering the proposed tax. Hearings of the House of Commons' Finance Committee were held that resulted in recommendations of a longer transitional period and a lower rate of tax. The hearings, however, did not appear to change the tax proposals to date. The tax proposals, when and if enacted into law, could have some or all of the following impacts, and Penn West could take some or all of the following actions:

    <<
    -   If structural or other similar changes are not made, the after-tax distribution yield in 2011 to taxable Canadian investors will remain approximately the same, however, the distribution yield in 2011 to tax-deferred Canadian investors (RRSPs, RRIFs, pension plans, etc.)
        and foreign investors would fall by an estimated 31.5 percent and
        26.5 percent, respectively;
    -   A portion of Penn West's cash flow could be allocated to the payment of cash distribution taxes, or other forms of tax, and would not be available for distribution or re-investment;
    -   It could be determined that it is more economic for Penn West to change to a corporate structure to facilitate investing a higher proportion or all of its cash flow in exploration and development projects. Such a conversion and change to capital programs could result in a significant reduction to or elimination of distributions and/or dividends;
    -   It could be determined that it is more economic to remain in the trust structure and pay corporate income taxes rather than the proposed distribution tax and pay all or a portion of our
        distributions on a return of capital basis at a potentially significantly lower payout ratio;
    -   Other strategic alternatives could be determined to be more economic than any of the above; and/or
    -   Income trusts would likely then be considered taxable entities for future income tax accounting purposes. The recording of an additional future income tax liability would likely be required and the change in the future income tax liability would likely be material.

    The table below, provided by the Government of Canada in a backgrounder accompanying its October 31, 2006 announcement, shows a simplified comparison of the effects of the proposed changes to investor tax rates in 2011;

                                    Current System          Proposed System
                               ----------------------------------------------
                                Income                  Income
                                portion                 portion
                               of trust      Large     of trust      Large
                                distri-   corporation   distri-   corporation
    Investor                    butions    (dividend)   butions    (dividend)
    -------------------------------------------------------------------------
    Taxable Canadian
     individuals(1)                46%         46%        45.5%       45.5%
    Canadian tax-exempt
     investors                      0%         32%        31.5%       31.5%
    Taxable U.S. investors(2)      15%         42%        41.5%       41.5%
    -------------------------------------------------------------------------
    (1) All rates in the table are as of 2011, and include both entity- and investor-level tax (as applicable). Rates for "taxable Canadian individuals" assume that top personal income tax rates apply and that provincial governments increase their dividend tax credit for dividends of large corporations.
    (2) Canadian taxes only. U.S. tax will also apply in most cases, net of any foreign tax credits.

    Our Board of Directors and management team are reviewing the impact, if any, of the proposals on our business strategy.

    RESULTS OF OPERATIONS

    Production

                                                 Three months ended March 31
                                           ----------------------------------
    Daily production                            2007        2006    % change
    -------------------------------------------------------------------------
    Natural gas (mmcf/d)                       340.4       266.9          28
    Light oil and NGL (bbls/d)                49,106      31,541          56
    Conventional heavy oil (bbls/d)           22,610      20,685           9
    -------------------------------------------------------------------------
    Total production (boe/d)(1)              128,447      96,713          33
    -------------------------------------------------------------------------
    (1) Barrels of oil equivalent (boe) are based on six mcf of natural gas being equal to one barrel of oil (6:1)
    >>

    The increase in production was generally due to the Petrofund merger closing at the end of June 2006, and to our development and optimization programs. Production in the first quarter of 2007 was slightly below the
129,915 boe/d produced in the fourth quarter of 2006. Cold weather in February and the downtime at our Wildboy and Firebird natural gas properties for optimization activities and facility modifications contributed to the decrease.
    We strive to maintain an approximately balanced portfolio of liquids and natural gas production provided it is economic to do so. We believe a balance by product helps to reduce exposure to price volatility that can affect a single commodity. In the first quarter of 2007, crude oil and NGL production averaged 71,716 barrels per day (56 percent of production) and natural gas production averaged 340.4 mmcf per day (44 percent of production).
    We invested $215.9 million on capital expenditures and drilled 61 net wells in the first quarter of 2007. Drilling activity was focused in the
Central and Plains areas.

    Commodity Markets

    Natural Gas

    Record cold U.S. weather in February 2007 resulted in high storage withdrawals that reduced storage levels below the prior year. This storage level re-balancing, combined with lower drilling activity that lowered field receipts and increased gas consumption by the Alberta oil sands, resulted in a continuing recovery of natural gas prices in the first quarter of 2007. Spot natural gas prices at AECO in the first quarter of 2007 increased by $1.10 per mcf or 17 percent from the prior quarter to average $7.46 per mcf. Spot natural gas prices were $1.81 per mcf or 20 percent lower than the first quarter of 2006.

    Crude Oil

    Due to concerns related to crude oil inventory levels resulting from mild winter weather in January 2007, crude oil prices were relatively weak early in the first quarter of 2007. After January 2007, crude oil prices strengthened due to strong demand partly driven by record cold U.S. weather in February
2007, geopolitical tension in Iran and declining OPEC production. The benchmark West Texas Intermediate price averaged US$58.16 per barrel in the first quarter of 2007, which was a decrease of US$2.05 per barrel from the prior quarter, however the forward strip prices are currently well above the first quarter average price. The Edmonton par price for light, sweet crude oil strengthened relative to WTI in the quarter as the Canadian dollar weakened relative to the US dollar, although it has since more than recovered. Heavy oil differentials continued to narrow relative to WTI, with Bow River differentials averaging US$15.26 per barrel in the first quarter of 2007 compared to US$20.46 per barrel in the previous quarter.

    <<
    Average Sales Prices Received

                                                 Three months ended March 31
                                           ----------------------------------
                                                2007        2006    % change
    -------------------------------------------------------------------------

    Natural gas ($/mcf)                    $    7.59   $    8.12          (7)
    Risk management ($/mcf)                     0.06        0.22         (73)
    -------------------------------------------------------------------------
    Natural gas net ($/mcf)                     7.65        8.34          (8)
    -------------------------------------------------------------------------

    Light oil and liquids ($/bbl)              59.49       62.09          (4)
    Risk management ($/bbl)                     0.36           -           -
    -------------------------------------------------------------------------
    Light oil and liquids net ($/bbl)          59.85       62.09          (4)
    -------------------------------------------------------------------------

    Conventional heavy oil ($/bbl)             41.03       30.76          33
    -------------------------------------------------------------------------

    Weighted average ($/boe)                   50.08       49.23           2
    Risk management ($/boe)                     0.29        0.62         (53)
    -------------------------------------------------------------------------
    Weighted average net ($/boe)           $   50.37   $   49.85           1
    -------------------------------------------------------------------------

    Operating Netbacks

                                                 Three months ended March 31
                                           ----------------------------------
                                                2007        2006    % change
    -------------------------------------------------------------------------

    Natural gas
    Production (mmcf/day)                      340.4       266.9          28
      Operating netback ($/mcf):
        Sales price                       $     7.59   $    8.12          (7)
        Risk management(2)                      0.06        0.22         (73)
        Royalties                               1.65        1.78          (7)
        Operating costs                         1.04        0.94          11
        Transportation                          0.20        0.23         (13)
    -------------------------------------------------------------------------
        Netback                           $     4.76   $    5.39         (12)
    -------------------------------------------------------------------------

    Light oil and NGL
    Production (bbls/day)                     49,106      31,541          56
      Operating netback ($/bbl):
        Sales price                       $    59.49   $   62.09          (4)
        Risk management(2)                      0.36           -           -
        Royalties                              10.42       10.43           -
        Operating costs                        15.14       15.41          (2)
    -------------------------------------------------------------------------
        Netback                           $    34.29   $   36.25          (5)
    -------------------------------------------------------------------------

    Conventional heavy oil
    Production (bbls/day)                     22,610      20,685           9
      Operating netback ($/bbl):
        Sales price                       $    41.03   $   30.76          33
        Royalties                               5.59        4.85          15
        Operating costs                        12.09       10.55          22
        Transportation                          0.08        0.15         (47)
    -------------------------------------------------------------------------
        Netback                           $    23.27   $   15.21          53
    -------------------------------------------------------------------------

    Total liquids
    Production (bbls/day)                     71,716      52,226          37
      Operating netback ($/bbl):
        Sales price                       $    53.67   $   49.68           8
        Risk management(2)                      0.25           -           -
        Royalties                               8.90        8.22           8
        Operating costs                        14.18       13.48           5
        Transportation                          0.02        0.06         (67)
    -------------------------------------------------------------------------
        Netback                           $    30.82   $   27.92          10
    -------------------------------------------------------------------------

    Combined totals

    Production (boe/day)(1)                  128,447      96,713          33
      Operating netback ($/boe):
        Sales price                       $    50.08   $   49.23           2
        Risk management(2)                      0.29        0.62         (53)
        Royalties                               9.33        9.36           -
        Operating costs                        10.70        9.88           8
        Transportation                          0.53        0.66         (20)
    -------------------------------------------------------------------------
        Netback                           $    29.81   $   29.95           -
    -------------------------------------------------------------------------
    (1) Boe or barrels of oil equivalent are based on six mcf of natural gas being equal to one barrel of oil (6:1).
    (2) Realized component of risk management.

    Production Revenues

    Revenues from the sale of crude oil, NGL and natural gas consisted of the following:

                                                 Three months ended March 31
                                           ----------------------------------
    ($ millions)                                2007        2006    % change
    -------------------------------------------------------------------------
    Natural gas                            $   234.4   $   200.4          17
    Light oil and NGL                          264.5       176.2          50
    Conventional heavy oil                      83.5        57.3          46
    -------------------------------------------------------------------------
    Gross revenues(1)                      $   582.4   $   433.9          34
    -------------------------------------------------------------------------
    (1) Gross revenues include realized gains and losses on commodity contracts.

    The increase in revenue resulted from higher production volumes due to the
Petrofund merger and 33 percent higher conventional heavy oil prices, partially offset by lower natural gas prices.

    Increases (Decreases) in Production Revenues

    ($ millions)
    -------------------------------------------------------------------------
    Gross revenues - January 1 - March 31, 2006                    $   433.9
    Increase in light oil and NGL production                            98.2
    Decrease in light oil and NGL prices
     (including realized risk management)                               (9.9)
    Increase in conventional heavy oil production                        5.3
    Increase in conventional heavy oil prices                           20.9
    Increase in natural gas production                                  55.1
    Decrease in natural gas prices
     (including realized risk management)                              (21.1)
    -------------------------------------------------------------------------
    Gross revenues - January 1 - March 31, 2007                    $   582.4
    -------------------------------------------------------------------------

    Royalties
                                                 Three months ended March 31
                                           ----------------------------------
                                                2007        2006    % change
    -------------------------------------------------------------------------
    Royalties ($ millions)                 $   107.9   $    81.5          32
    Average royalty rate (%)                      19          19           -
    $/boe                                  $    9.33   $    9.36           -
    -------------------------------------------------------------------------

    Expenses

                                                 Three months ended March 31
                                           ----------------------------------
    ($ millions)                                2007        2006    % change
    -------------------------------------------------------------------------
    Operating                              $   123.7   $    85.9          44
    Transportation                               6.1         5.8           5
    Financing                                   16.2         6.4         153
    Equity-based compensation              $     4.8   $     3.0          60
    -------------------------------------------------------------------------

                                                 Three months ended March 31
                                           ----------------------------------
    ($/boe)                                     2007        2006    % change
    -------------------------------------------------------------------------
    Operating                              $   10.70   $    9.88           8
    Transportation                              0.53        0.66         (20)
    Financing                                   1.40        0.74          89
    Equity-based compensation              $    0.41   $    0.34          21
    -------------------------------------------------------------------------
    >>

    Operating

    With the continued strong draw of skilled labour and services by the large oil sands projects in Northern Alberta, oil and natural gas producers in the Western Canada Sedimentary Basin continued to experience inflationary pressure on operating costs in the first quarter of 2007. A higher proportion of liquids production, combined with base production declines and interruptions, also contributed to higher per unit operating costs in 2007 than the comparative first quarter 2006 period. The addition of the Petrofund assets effective July 1, 2006, with higher operating costs due to a higher proportion of light oil than the Penn West properties, also contributed to the increase.
    During the latter part of 2006, as natural gas prices fell from close to record highs, some significant oil and natural gas companies cut their capital programs, helping to reduce demand for oilfield services, particularly drilling rigs. This, combined with internal Penn West initiatives specifically targeted at reducing operating costs, resulted in the operating cost per barrel of oil equivalent in the first quarter of 2007 being approximately equal to the third and fourth quarters of 2006.
    A realized gain of $2.0 million (2006 - $1.6 million) on our electricity contracts has been included in the operating costs.

    Financing

    The 2007 increase in interest expense was due to both an increase in the average outstanding debt balance and increases in short-term interest rates over 2006. We have historically used short-term money market instruments to realize lower interest rates at the shorter end of the yield curve. The short end of the yield curve has increased due to rate increases by the central banks in Canada and the United States.
    Interest and other financing costs for the quarter ended March 31, 2007 increased to $16.2 million from $6.4 million in the same period in 2006. The increased average loan balance was principally due to the $610 million of debt assumed with the Petrofund merger on June 30, 2006.

    Equity-Based Compensation

    Penn West has a trust unit rights incentive plan. Compensation expense related to this plan is based on the fair value of trust unit rights issued, determined using the Binomial Lattice option-pricing model. The fair value of rights issued is expensed on a straight-line basis over the expected life of the rights.
    The equity-based compensation expense was $4.8 million for the three months ended March 31, 2007, of which $1.3 million was charged to operating expense and $3.5 million was charged to general and administrative expense (2006 - $3.0 million, $0.8 million and $2.2 million respectively).
Compensation expense subsequent to the trust conversion is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

    <<
    General and Administrative Expenses

                                                 Three months ended March 31
                                           ----------------------------------
    ($ millions, except per boe amounts)        2007        2006    % change
    -------------------------------------------------------------------------
    Gross                                  $    21.0   $    12.1          74
      Per boe                                   1.82        1.39          31
    Net                                         13.8         7.0          97
      Per boe                              $    1.19   $    0.81          47
    -------------------------------------------------------------------------
    >>

    Increases in total and per boe general and administrative costs in 2007 were due to higher staff levels following the Petrofund merger and higher compensation costs. The cost of hiring, compensating and retaining employees and consultants, including the recruitment of professional staff dedicated to optimizing and controlling field operating costs, is continuing to increase due to strong demand for staff, particularly those with specialized training and experience. Increasing costs related to regulatory compliance also contributed to the increase.

    <<
    Depletion, Depreciation and Accretion ("DD&A")

                                                 Three months ended March 31
                                           ----------------------------------
    ($ millions, except per boe amounts)        2007        2006    % change
    -------------------------------------------------------------------------
    Depletion of oil and natural gas
      assets(1)                            $   209.0   $   106.8          96
    Accretion of asset retirement
     obligation(2)                               5.9         5.7           4
    -------------------------------------------------------------------------
    Total DD&A                                 214.9       112.5          91
    -------------------------------------------------------------------------
    DD&A expense per boe                   $   18.59   $   12.92          44
    -------------------------------------------------------------------------
    (1) Includes depletion of the capitalized portion of the asset retirement obligation.
    (2) Represents the accretion expense on the asset retirement obligation during the period.
    >>

    Higher DD&A expense in 2007 versus 2006 was due to the Petrofund merger in 2006. The merger was accounted for as a purchase with the purchase price allocated to the net assets acquired. The purchase price allocation to oil and natural gas assets significantly increased our consolidated depletion base per unit and hence our depletion rate.

    <<
    Taxes

                                                 Three months ended March 31
                                           ----------------------------------
    ($ millions)                                2007        2006    % change
    -------------------------------------------------------------------------
    Capital                                $     3.4   $     4.1         (17)
    Future income recovery                     (44.4)       (9.9)        348
    -------------------------------------------------------------------------
                                           $   (41.0)  $    (5.8)        607
    -------------------------------------------------------------------------
    >>

    The increase in the current quarter future income tax recovery compared to the first quarter of 2006 was due to lower pre-tax income and higher income allocations to the Trust due to higher distributions.
    Under our current structure, the operating entities make interest and royalty payments to the Trust, which transfers taxable income to the Trust to eliminate income subject to corporate and other income taxes in the operating entities. Under the terms of its trust indenture, the Trust is required to distribute amounts equal to at least its taxable income. In the event that the
Trust has undistributed taxable income in a taxation year, an additional special taxable distribution, subject to certain withholding taxes, would be required by the terms of its trust indenture.
    If the proposed distribution tax is enacted, and if Penn West's structure is not changed, the trust will become a taxable entity and, in 2011 and subsequent years, future income tax recoveries will no longer be recorded for income transfers to the trust.

    <<
    Cash Flow and Net Income

                                                 Three months ended March 31
                                      ---------------------------------------
                                                2007        2006    % change
    -------------------------------------------------------------------------
    Cash flow(1) ($ millions)              $   311.3   $   243.2          28
      Basic per unit                            1.31        1.49         (12)
      Diluted per unit                          1.30        1.47         (12)

    Net income ($ millions)                     96.3       144.4         (33)
      Basic per unit                            0.41        0.88         (53)
      Diluted per unit                     $    0.40   $    0.87         (54)
    -------------------------------------------------------------------------
    (1) Cash flow is a non-GAAP measure. See "Calculation of Cash Flow".
    >>

    Cash flow realized in 2007 to date increased from the comparable 2006 period due to higher production volumes resulting from the Petrofund merger and higher conventional heavy oil prices offset by higher operating and financing costs.
    Net income decreased from 2006 levels due to higher DD&A following the
Petrofund merger and the reduction of unrealized gains on commodity contracts offset by higher future income tax recoveries.

    <<
    Capital Expenditures

                                                 Three months ended March 31
                                                -----------------------------
    ($ millions)                                            2007        2006
    -------------------------------------------------------------------------
    Property acquisitions (dispositions), net          $    17.1   $    (2.1)
    Land acquisition and retention                           2.9        13.4
    Drilling and completions                               121.5        96.9
    Facilities and well equipping                           67.4        47.0
    Geological and geophysical                               3.7         1.3
    CO(2) pilot costs                                        1.5         1.1
    Administrative                                           1.8         0.4
    -------------------------------------------------------------------------
    Capital expenditures                               $   215.9   $   158.0
    -------------------------------------------------------------------------
    >>

    We drilled 61 net wells in the first quarter of 2007, resulting in 21 net natural gas wells and 37 net oil wells with a success rate of 95 percent. Our drilling activities were focused in the Central and Plains areas.
    CO(2) pilot costs represent capital expenditures related to the Pembina
CO(2) pilot project, including the cost of injectants, for which no reserves have been booked.
    On June 30, 2006, we merged with Petrofund. The fair value of the oil and gas properties acquired of $3.3 billion was added to property, plant and equipment and the remaining $0.7 billion of the purchase price was attributed to goodwill. Goodwill was recorded to reflect that we increased our production capacity to levels which made us the largest conventional oil and gas royalty trust in North America, that we increased our exposure to light oil giving us a better future product balance as we increase our future production from the
Peace River Oil Sands, that we increased our reserve life index and we gained technological access to, and staff with experience in, resource plays including the Weyburn CO(2) project and coalbed methane.
    Our farm-out program is ongoing; since 2005, 362 wells have been drilled on Penn West's lands, including re-completions and re-entries, by independent operators who incur drilling, completions and other capital costs on these plays. In the first quarter of 2007, 90 wells were drilled on our farm-out lands.
    In addition to the above capital expenditures, $8.4 million was capitalized in relation to future income taxes on minor acquisitions in the
Swan Hills area, to reflect the acquisition of less tax basis than the purchase price, and $2.9 million was capitalized from additions to asset retirement obligations.

    Business Risks

    Market Risk Management

    We are exposed to normal market risks inherent in the oil and natural gas business, including commodity price risk, credit risk, interest rate risk and foreign currency risk. From time to time, we attempt to minimize exposure to a portion of these risks using financial instruments.

    Commodity Price Risk

    We have substantial exposure to commodity price fluctuations. Crude oil prices are influenced by worldwide factors such as OPEC actions, supply and demand fundamentals, and political events. Oil prices, North American natural gas supply and demand factors and storage levels influence natural gas prices.
Pursuant to our policies, we may, from time to time, manage these risks through the use of costless collars or other financial instruments up to a maximum of 50 percent of forecast sales volumes, net of royalties, for a two-year period or up to 75 percent of forecast sales volumes, net of royalties, for a one-year period.
    For a current summary of outstanding oil and natural gas hedging contracts, please refer to our website at www.pennwest.com.

    Credit Risk

    Credit risk is the risk of loss if purchasers or counterparties do not fulfill their contractual obligations. All of our receivables are with customers in the oil and natural gas industry and are subject to normal industry credit risk. In order to limit the risk of non-performance of counterparties to derivative instruments, we contract only with organizations with high credit ratings or by obtaining security in certain circumstances.

    Interest Rate Risk

    We currently maintain our debt in floating-rate bank facilities, resulting in exposure to fluctuations in short-term interest rates. From time to time, we may increase the certainty of future interest rates using financial instruments to swap floating interest rates for fixed rates or to collar interest rates. In 2006, we entered into interest rate swaps that fix the interest rate for two years at 4.36 percent on $100 million of bank debt.
We also recently announced the pricing of notes totaling $475 million.

    Foreign Currency Rate Risk

    Prices received for sales of crude oil are referenced to, or denominated in, US dollars, and thus realized oil prices are generally impacted by
Canadian to United States exchange rates. When we consider it appropriate, we may use financial instruments to fix or collar future exchange rates. At
March 31, 2007, we had no financial instruments outstanding related to foreign exchange rates.

    Greenhouse Gas and Air Emissions Legislation

    The Alberta Government has introduced legislation that will enable the province to regulate emissions of Greenhouse Gases. The regulations may require facilities that emit over 100,000 tonnes of CO2E/yr (total Greenhouse
Gases in terms of CO2 equivalent) to reduce their emissions intensity
(quantity of gases released per unit of production) by 12 percent starting
July 1, 2007. Penn West currently does not operate any facilities that are over the current threshold but it does have a working interest in some facilities that do exceed the threshold.
    The Federal Government has also released their regulatory framework to reduce emissions of both Greenhouse Gases and four smog-forming pollutants with targets coming into force in 2010 and 2015, respectively. Clarification surrounding the regulations is expected in mid summer 2007 with the regulations to be finalized by 2010.
    There are multiple compliance mechanisms under both the Alberta and
Federal plans including making contributions to technology funds, emissions trading, and offset credits.
    Penn West is in the process of fully evaluating the impact of these regulations. There will be a cost associated with complying with these regulations, but we believe that the cost will be minor. We believe that these new regulations may result in increased interest in CO2 capture, transportation and storage technologies and infrastructure and may assist in the development of our CO2 enhanced oil recovery projects in our light oil pools in Alberta. In the meantime, we will continue our current activities to reduce our emissions intensity, improve our energy efficiency and develop CO2 injection and sequestration infrastructure.

    Liquidity and Capital Resources

    <<
    Capitalization

                                   March 31, 2007        December 31, 2006
    -------------------------------------------------------------------------
    ($ millions)                                   %                       %
    -------------------------------------------------------------------------
    Trust units issued,
     at market                 $   8,085        84.0   $   8,435        86.0
    Bank loan - long term          1,402        14.6       1,285        13.1
    Working capital
     deficiency (1)                  137         1.4          86         0.9
    -------------------------------------------------------------------------
    Total enterprise
     value                     $   9,624       100.0   $   9,806       100.0
    -------------------------------------------------------------------------
    (1) Current assets minus current liabilities.
    >>

    During 2007, we paid distributions of $242.1 million compared to distributions of $156.9 million in the same period of 2006.  This is due to the higher payout ratio in 2007 and the additional units issued as consideration for the Petrofund merger in 2006.
    Under the terms of its current trust indenture, the Trust is required to make distributions to unitholders in amounts at least equal to its taxable income. Distributions may be monthly or special and in cash or in trust units at the discretion of our Board of Directors. To the extent that additional cash distributions are paid and capital programs are not adjusted, debt levels may increase. In the event that a special distribution in the form of trust units is declared, the terms of the trust indenture require that the outstanding units be consolidated immediately subsequent to the distribution.
The number of outstanding trust units would remain at the number outstanding immediately prior to the unit distribution, plus those sold to fund the payment of withholding taxes, and an amount equal to the distribution would be allocated to the unitholders as a taxable distribution.
    Our philosophy is to retire approximately 10 percent of our opening asset retirement obligation annually, using our cash flow. Due to the extent of our environmental programs, we believe no benefit would arise from the initiation of a reclamation fund.  We believe our program is sufficient to meet or exceed existing environmental regulations and best industry practices. In the event of significant changes to the environmental regulations or the cost of environmental activities, a higher portion of cash flow would be required to fund our environmental expenditures.
    Bank debt at March 31, 2007 was $1,402.2 million compared to
$1,285.0 million at December 31, 2006. Penn West Petroleum Ltd.'s unsecured, extendible, three-year revolving syndicated credit facility has an aggregate borrowing limit of $1.8 billion plus a $100 million swing line facility with stamping fees ranging from 60 - 115 basis points and standby fees ranging from
12.5 - 22.5 basis points depending on our ratio of consolidated bank debt to earnings before interest, taxes and depreciation and depletion ("EBITDA"). The syndicated facility expires on August 25, 2009.
    On April 18, 2007, the Company announced it had entered into an additional $250 million unsecured, demand credit facility and has priced a proposed offering of notes to be issued on a private placement basis, primarily in the United States, with an aggregate principal amount of US
$475 million. The demand credit facility is priced at the same rates as the
Company's existing syndicated credit facility and expires on December 31,
2008. The Company intends to use the proceeds of the notes to repay a portion of its outstanding bank debt under its credit facilities.
    On March 31, 2007, the Company was in compliance with all of the financial covenants under the credit facility. The financial covenants under the syndicated credit facility are as follows:

    <<
    -   Consolidated bank debt to EBITDA shall be less than 3:1 except in certain circumstances and shall not exceed 3.5:1;
    -   Consolidated total debt to EBITDA shall be less than 4:1; and
    -   Consolidated bank debt to total trust capitalization shall not exceed
        50 percent except in certain circumstances and shall not exceed
        55 percent.
    >>

    Reconciliation of Cash Flow from Operating Activities to Distributable
    Cash from Operations

    Penn West has elected to voluntarily present distributable cash from operations based on guidance contained in the Canadian Institute of Chartered
Accountants' related November 2006 draft interpretive release. In the draft release, sustainability concepts are discussed and distributable cash from operations is defined as cash flow from operating activities less adjustments for productive capacity maintenance, long-term unfunded contractual obligations and the effect of any foreseeable financing matters, related to debt covenants, which could impair our ability to pay distributions or maintain productive capacity.

    <<
                                                 Three months ended March 31
                                                -----------------------------
    ($ millions, except per unit amounts)                   2007        2006
    -------------------------------------------------------------------------
    Cash flow from operating activities                $   296.8   $   207.7
    Productive capacity maintenance(1)                    (198.8)     (160.1)
    -------------------------------------------------------------------------
    Distributable cash from operations                      98.0        47.6
    Proceeds from the issue of trust units(2)               28.5        19.6
    Bank borrowings and working capital changes            115.9        94.8
    -------------------------------------------------------------------------
    Cash distributions declared                        $   242.4   $   162.0
    Accumulated cash distributions, beginning            1,133.3       321.5
    -------------------------------------------------------------------------
    Accumulated cash distributions, ending             $ 1,375.7   $   483.5
    -------------------------------------------------------------------------

    Distributable cash from operations per unit,
     basic                                                  0.41        0.29
    Distributable cash from operations per unit,
     diluted                                                0.41        0.29
    Distributable cash payout ratio(3)                      2.47        3.03
    -------------------------------------------------------------------------

    Distributions declared per unit                    $    1.02   $    0.99
    Distributions declared as a percentage of
     net income                                             252%        112%
    Distributions declared as a percentage of
     cash flow                                               78%         67%
    -------------------------------------------------------------------------
    (1) Please refer to our discussion of productive capacity maintenance below.
    (2) Consists of proceeds from the Distribution Reinvestment and Optional
        Purchase Plan, the Trust Unit Rights Incentive Plan and the Trust
        Unit Savings Plan.
    (3) Represents cash distributions declared divided by distributable cash from operations.
    >>

    We strive to fund both distributions and maintenance capital programs primarily from cash flow. We initially budget our capital programs at approximately 40 - 50 percent of forecast annual cash flow. We believe that proceeds from the Distribution Re-investment and Optional Purchase Plan should be used to fund capital expenditures of a longer-term nature. Over the medium term, additional borrowings and equity issues may be required from time to time to fund a portion of our distributions or maintain or increase our productive capacity. On a longer-term basis, adjustments to the level of distributions and/or capital expenditures to maintain or increase our productive capacity may be required based on forecast levels of distributable cash from operations and capital efficiency.
    Productive capacity maintenance is the amount of capital funds required in a period for an enterprise to maintain its ability to generate future cash flow from operating activities at a constant level. As commodity prices can be volatile and short-term variations in production levels are often experienced in our industry, we define our productive capacity as production on a barrel of oil equivalent basis. A quantifiable measure for these short-term variations is not objectively determinable or verifiable due to various factors including the inability to distinguish natural production declines from the effect of production additions resulting from capital and optimization programs, and the effect of temporary production interruptions.
As a result, the adjustment for productive capacity maintenance in our calculation of distributable cash from operations is our actual capital expenditures during the period excluding the cost of any asset acquisitions or proceeds of any asset dispositions. We believe that our current capital programs will be sufficient to maintain our productive capacity in the medium term and set our hurdle rates for evaluating potential development and optimization projects accordingly.
    Our calculation of distributable cash from operations has no adjustment for long-term unfunded contractual obligations. We believe our only significant long-term unfunded contractual obligation at this time is for asset retirement obligations. Cash flow from operating activities, used in our distributable cash from operations calculation, includes a deduction for actual abandonment expenditures during the period. We believe that our philosophy, to retire approximately 10 percent of our opening asset retirement obligation on an annual basis, is sufficient to fund our asset retirement obligations over the life of our reserves.
    We currently have no financing restrictions caused by our debt covenants.
We regularly monitor our current and forecast debt levels to ensure debt covenants are not exceeded.

    <<
    ($ millions, except indicators)                        To March 31, 2007
    -------------------------------------------------------------------------

    Cumulative distributable cash from operations(1)               $ 1,116.4
    Issue of trust units                                               155.4
    Bank borrowing and working capital change                          103.9
    -------------------------------------------------------------------------
    Cumulative cash distributions declared(1)                      $ 1,375.7
    -------------------------------------------------------------------------

    Distributable cash payout ratio(2)                                  1.23
    -------------------------------------------------------------------------
    (1) Subsequent to the trust conversion on May 31, 2005.
    (2) Represents cumulative cash distributions declared divided by cumulative distributable cash from operations.
    >>

    Financial Instruments

    We currently have WTI crude oil collars on approximately 26,000 barrels per day from April 1 to December 31, 2007 and 10,000 barrels per day from
January 2008 to June 2008. The collars on the 26,000 barrels per day to
December 2007 have an average floor price of US$56.10 per barrel and an average ceiling price of US$83.61 per barrel. The 2008 WTI crude oil collars have an average floor price of US$60.00 per barrel and an average ceiling price of US$94.55 per barrel. In addition, Penn West has AECO natural gas collars on approximately 73 mmcf per day from April 1 to October 31, 2007 with an average floor price of $7.63 per mcf and an average ceiling price of $9.68 per mcf.
    In the second quarter of 2006, we entered into interest rate swaps that fix the interest rate for two years at approximately 4.36 percent on
$100 million of bank debt.
    Other financial instruments outstanding at March 31, 2007 are Alberta electricity contracts, which fix 2007 electricity costs on 67 megawatts at
$49.55 per megawatt hour and for 2008 on 2 megawatts at $57.00 per megawatt hour.
    Mark to market amounts on all financial instruments outstanding on
March 31, 2007 are summarized in note 8 to the unaudited interim consolidated financial statements. Please refer to Penn West's website at www.pennwest.com for details of financial instruments currently outstanding.

    Outlook

    The outlook for oil and natural gas prices remains strong compared to historical levels.  For 2007, we are forecasting capital expenditures of
$600 million to $700 million excluding acquisitions, to fund the drilling of
260 - 280 net wells. Estimated average 2007 production is forecast between
131,000 boe per day and 135,000 boe per day. Based on a forecast WTI oil price of US$59.00 per barrel, a $7.25 per mcf natural gas price at AECO and an exchange rate of CAD$1.00 equals US$0.86 for 2007, cash flow for 2007 is forecast to be between $1.3 billion and $1.5 billion.

    Sensitivity Analysis

    Estimated sensitivities to selected key assumptions on 2007 financial results before considering hedging impacts are outlined in the table below.

    <<
                                             Impact on             Impact on
                                           cash flow(1)         net income(1)
    -------------------------------------------------------------------------
    ($ millions, except
     per unit amounts)
    Change of:            Change  $ millions    $/unit  $ millions    $/unit
    -------------------------------------------------------------------------
    Price per barrel
     of liquids            $1.00       23.5       0.10       16.5       0.07
    Liquids
     production   1,000 bbls/day       14.7       0.06        5.5       0.02
    Price per mcf
     of natural gas        $0.10        9.8       0.04        6.9       0.03
    Natural gas
     production      10 mmcf/day       15.5       0.07        2.8       0.01
    Effective
     interest rate            1%       15.4       0.06        9.0       0.04
    Exchange rate
     ($US per $CAD)        $0.01       23.7       0.10       16.6       0.07
    -------------------------------------------------------------------------
    (1) The impact on cash flow and net income is computed based on 2007 forecast commodity prices and production volumes. The impact on net income assumes that the distribution levels are not adjusted for changes in cash flow thus changing the incremental tax rate.

    Contractual Obligations and Commitments

    We are committed to certain payments over the next five calendar years as follows:

    ($ millions)          2007     2008     2009     2010     2011 Thereafter
    -------------------------------------------------------------------------
    Transportation      $  12.2  $   8.6  $   4.8  $   2.1  $   0.1  $     -
    Transportation
     ($US)                  1.7      2.3      2.3      2.3      2.3      8.6
    Power infrastructure    4.7      3.8      3.8      3.8      3.8      7.6
    Drilling rigs           5.2      7.7      2.4      1.2        -        -
    Purchase
     obligations(1)         9.9     13.3     13.3     13.3     13.3     54.3
    Office lease        $   9.7  $  17.9  $  17.5  $  15.1  $  14.3  $ 117.4
    -------------------------------------------------------------------------
    (1) These amounts represent estimated commitments of $92.7 million for
        CO(2) purchases and $24.6 million for processing fees related to interests in the Weyburn Unit.
    >>

    On February 9, 2007, Penn West announced it had entered into an agreement to acquire conventional oil and natural gas assets. The transaction closed on
April 11, 2007 following the receipt of regulatory approvals. The purchase price of the asset package totaled approximately $329 million and was funded by bank debt.
    Our syndicated credit facility expires on August 25, 2009 and our demand credit facility expires on December 31, 2008. If we were not successful in renewing or replacing them, we would be required to repay all amounts then outstanding on the facilities. As we maintain our leverage ratios at relatively modest levels, we believe we will be successful in renewing or replacing our credit facilities on acceptable terms.

    <<
    Equity Instruments

    -------------------------------------------------------------------------
    Trust units issued:
      As at March 31, 2007                                       238,010,228
      Issued on exercise of trust unit rights                         29,545
      Issued to employee savings plan                                 40,059
      Issued pursuant to distribution re-investment plan             250,464
    -------------------------------------------------------------------------
      As at May 4, 2007                                          238,330,296
    -------------------------------------------------------------------------

    Trust unit rights outstanding:
      As at March 31, 2007                                        14,692,064
      Granted                                                         98,745
      Exercised                                                      (29,545)
      Forfeited                                                     (178,162)
    -------------------------------------------------------------------------
      As at May 4, 2007                                           14,583,102
    -------------------------------------------------------------------------
    >>

    Disclosure Controls and Procedures

    We have established a Disclosure Committee that is responsible for ensuring that our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us is recorded, processed, summarized and reported within the time periods specified under Canadian securities laws, and that our controls and procedures are designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief
Financial Officer, to allow timely decisions regarding required disclosure.
Our Disclosure Committee includes selected members of senior management, including the Chief Executive Officer, the Chief Operating Officer and the
Chief Financial Officer.
    As at March 31, 2007, an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Multilateral Instrument
52-109, was completed. The evaluation was completed under the supervision of the Disclosure Committee and with the participation of management. As at
March 31, 2007, the design and operating effectiveness of our disclosure controls and procedures were assessed by our Chief Executive Officer and Chief
Financial Officer to be operating effectively.

    Internal Controls Over Financial Reporting

    We have assembled a team of qualified and experienced staff and consultants who have been working on compliance with the applicable regulations regarding internal control over financial reporting. As we are listed in both Canada and the United States, the recent changes in Canada to remove the requirement for auditor attestation and to extend the timing of
CEO/CFO certification of the effective operation of internal control over financial reporting to 2008 will not affect us. We became a registrant of the
U.S. Securities and Exchange Commission and listed on the New York Stock
Exchange in June 2006. We are not required to certify or obtain auditor attestation of the operating effectiveness of our internal control over financial reporting until we file our 2007 year-end audited financial statements. To date, all significant financial reporting processes have been documented, assessed, and the resulting modifications to our systems of internal control over financial reporting have been substantially completed.
Based on this work to date, no changes were made during the quarter ended
March 31, 2007 that materially affected, or would be reasonably likely to materially affect, our internal control over financial reporting.

    Accounting Changes and Pronouncements

    Effective January 1, 2007, the Trust adopted CICA Handbook Section 1530 -
"Comprehensive Income", Section 3861 - "Financial Instruments - Disclosure and
Presentation", Section 3865 - "Hedges", Section 3855 - "Financial Instruments
- Recognition and Measurement", and Section 3251 - "Equity". The adoption of these standards has had no material impact on the Trust's net earnings or cash flows.

    Financial Instruments

    Financial instruments are required to be measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined under Section 3855.
    Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings;
available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income ("OCI") until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.
    The adoption of these standards did not change the Trust's accounting for financial instruments. Cash and cash equivalents are designated as held-for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables. Accounts payable and accrued liabilities and long-term debt are designated as other liabilities. Risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

    Embedded Derivatives

    An embedded derivative is a component of a hybrid contract, which is a host contract plus an embedded derivative. They are separated from the host contract and accounted for as a derivative only if certain conditions are met.
These include: i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, ii) if the embedded derivative separated meets the definition of a derivative, and iii) the hybrid contract is not measured at fair value or classified as held for trading. The Trust currently has no material embedded derivatives.

    Comprehensive Income

    Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net earnings and OCI.
OCI refers to items recognized in comprehensive income that are excluded from net earnings calculated in accordance with generally accepted accounting principles. The Trust currently has no items requiring separate disclosure on the Statement of Comprehensive Income.
    Two new Canadian accounting standards have been issued, CICA 3862,
Financial Instruments-Disclosure and CICA 1535, Capital Disclosure, which will require additional disclosure in the Trust's financial statements commencing
January 1, 2008 about the Trust's financial instruments as well as its capital and how it is managed.

    Related-Party Transactions

    In the first quarter of 2007, we paid $0.5 million (first quarter 2006 -
$0.3 million) of legal fees to a law firm of which a partner is also one of our directors.

    Off-Balance-Sheet Financing

    We have off-balance-sheet financing arrangements consisting of operating leases. The details of the operating lease payments are summarized in the
Contractual Obligations and Commitments section.

    Forward-Looking Statements

    In the interest of providing Penn West's unitholders and potential investors with information regarding Penn West, including management's assessment of Penn West's future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation.
Forward-looking statements are typically identified by words such as
"anticipate", "continue", "estimate", "expect", "forecast", "may", "will",
"project", "could", "plan", "intend", "should", "believe", "outlook",
"potential", "target" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following:
the nature of the proposed changes to the taxation of income trusts in Canada, the impact on our business and unitholders of the proposed tax changes and the different actions that we might take in response to the proposed tax changes;
the stability and growth potential of our asset base; drilling plans;
production estimates; netback estimates; our business strategy, including our strategy in respect of our Peace River Oil Sands project and enhanced oil recovery projects; product balance; hedging, credit risk, interest rate risk and foreign currency rate risk management strategies; the sufficiency of our environmental program; funding sources for distributions and distribution levels; forecast payout ratios; the funding of our asset retirement obligations; our outlook for oil and natural gas prices; our forecast 2007 net capital expenditures and the allocation and funding thereof; our proposed private placement of notes and the use of proceed thereof; our budget for oil prices, natural gas prices and the USD/CAD exchange rate for 2007; our forecast cash flow; our belief that we will be successful in renewing or replacing our credit facilities on acceptable terms when it expires; and the quantity and recoverability of our oil and natural gas reserves and resources.
    With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: future oil and natural gas prices and differentials between light, medium and heavy oil prices;
future oil and natural gas production levels; future exchange rates; the amount of future cash distributions that we intend to pay; the cost of expanding our property holdings; our ability to obtain equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms;
the closing of the proposed note offering; and our ability to add production and reserves through our development and exploitation activities.
    Although Penn West believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause Penn West's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility in market prices for oil and natural gas; the impact of weather conditions on seasonal demand and ability to execute capital programs;
risks inherent in oil and gas operations; uncertainties associated with estimating reserves and resources; competition for, among other things, capital, acquisitions of reserves, resources, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; general economic conditions in
Canada, the U.S. and globally; industry conditions, including fluctuations in the price of oil and natural gas; royalties payable in respect of our oil and natural gas production; changes in government regulation of the oil and natural gas industry, including environmental regulation; fluctuations in foreign exchange or interest rates; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain industry partner and other third-party consents and approvals when required; stock market volatility and market valuations; OPEC's ability to control production and balance global supply and demand of crude oil at desired price levels; political uncertainty, including the risks of hostilities, in the petroleum producing regions of the world; the need to obtain required approvals from regulatory authorities from time to time;
failure to realize the anticipated benefits of acquisitions, including the merger with Petrofund Energy Trust; failure to complete the proposed note offering; changes in tax law; and the other factors described under "Business
Risks" in this document and in Penn West's public filings (including our
Annual Information Form) available in Canada at www.sedar.com and in the
United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.
    The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, Penn West does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

    Additional Information

    Additional information relating to Penn West including Penn West's Annual
Information Form is available on SEDAR at www.sedar.com.

    <<
                           Penn West Energy Trust
                         Consolidated Balance Sheets

                                                           As at       As at
                                                           March    December
    ($ millions, unaudited)                             31, 2007    31, 2006
    -------------------------------------------------------------------------

    Assets
    Current
      Accounts receivable                              $   250.7   $   268.7
      Risk management (note 8)                              14.3        54.0
      Other                                                 45.4        56.0
    -------------------------------------------------------------------------
                                                           310.4       378.7
    -------------------------------------------------------------------------
    Property, plant and equipment (note 3)               7,057.2     7,039.0
    Goodwill                                               652.0       652.0
    -------------------------------------------------------------------------
                                                         7,709.2     7,691.0
    -------------------------------------------------------------------------
                                                       $ 8,019.6   $ 8,069.7
    -------------------------------------------------------------------------

    Liabilities and unitholders' equity
    Current
      Accounts payable and accrued liabilities         $   366.2   $   384.1
      Distributions payable                                 80.9        80.6
    -------------------------------------------------------------------------
                                                           447.1       464.7
    Bank loan (note 4)                                   1,402.2     1,285.0
    Asset retirement obligations (note 5)                  338.2       339.1
    Future income taxes                                    756.6       792.6
    -------------------------------------------------------------------------
                                                         2,944.1     2,881.4
    -------------------------------------------------------------------------
    Unitholders' equity
    Unitholders' capital (note 6)                        3,741.1     3,712.4
    Contributed surplus (note 6)                            21.0        16.4
    Retained earnings                                    1,313.4     1,459.5
    -------------------------------------------------------------------------
                                                         5,075.5     5,188.3
    -------------------------------------------------------------------------
    Subsequent events (note 4 and 11)                  $ 8,019.6   $ 8,069.7
    -------------------------------------------------------------------------

    See accompanying notes to the unaudited interim consolidated financial statements.

                           Penn West Energy Trust
           Consolidated Statements of Income and Retained Earnings

                                                 Three months ended March 31
    ($ millions, except per unit amounts,       -----------------------------
     unaudited)                                             2007        2006
    -------------------------------------------------------------------------

    Revenues
      Oil and natural gas                              $   579.0   $   428.5
      Royalties                                           (107.9)      (81.5)
    -------------------------------------------------------------------------
                                                           471.1       347.0

    Risk management gain (loss) (note 8)
      Realized                                               3.4         5.4
      Unrealized                                           (35.0)       13.3
    -------------------------------------------------------------------------
                                                           439.5       365.7
    -------------------------------------------------------------------------

    Expenses
      Operating (note 7)                                   125.0        86.7
      Transportation                                         6.1         5.8
      General and administrative (note 7)                   17.3         9.2
      Financing                                             16.2         6.4
      Depletion, depreciation and accretion (note 3)       214.9       112.5
      Risk management loss - unrealized (note 8)             4.7         6.5
    -------------------------------------------------------------------------
                                                           384.2       227.1
    -------------------------------------------------------------------------
    Income before taxes                                     55.3       138.6
    -------------------------------------------------------------------------

    Taxes
      Capital                                                3.4         4.1
      Future income recovery                               (44.4)       (9.9)
    -------------------------------------------------------------------------
                                                           (41.0)       (5.8)
    -------------------------------------------------------------------------

    Net income                                         $    96.3   $   144.4
    -------------------------------------------------------------------------

    Retained earnings, beginning of period             $ 1,459.5   $ 1,605.7
      Net income                                            96.3       144.4
      Distributions declared                              (242.4)     (162.0)
    -------------------------------------------------------------------------
    Retained earnings, end of period                   $ 1,313.4   $ 1,588.1
    -------------------------------------------------------------------------

    Net income per unit
      Basic                                            $    0.41   $    0.88
      Diluted                                          $    0.40   $    0.87
    -------------------------------------------------------------------------

    See accompanying notes to the unaudited interim consolidated financial statements.

                           Penn West Energy Trust
                    Consolidated Statements of Cash Flows

                                                 Three months ended March 31
    ($ millions, unaudited)                                 2007        2006
    -------------------------------------------------------------------------

    Operating activities
      Net income                                       $    96.3   $   144.4
      Depletion, depreciation and accretion (note 3)       214.9       112.5
      Future income tax recovery                           (44.4)       (9.9)
      Equity-based compensation (note 7)                     4.8         3.0
      Risk management (note 8)                              39.7        (6.8)
      Asset retirement expenditures                         (9.7)       (6.9)
      Change in non-cash working capital                    (4.8)      (28.6)
    -------------------------------------------------------------------------
                                                           296.8       207.7
    -------------------------------------------------------------------------

    Investing activities
      Additions to property, plant and equipment          (215.9)     (158.0)
      Change in non-cash working capital                    15.5        19.2
    -------------------------------------------------------------------------
                                                          (200.4)     (138.8)
    -------------------------------------------------------------------------

    Financing activities
      Increase in bank loan                                117.2        68.4
      Issue of equity                                        5.7         2.7
      Distributions paid                                  (219.3)     (140.0)
    -------------------------------------------------------------------------
                                                           (96.4)      (68.9)
    -------------------------------------------------------------------------

    Change in cash                                             -           -
    Cash, beginning of period                                  -           -
    -------------------------------------------------------------------------
    Cash, end of period                                $       -   $       -
    -------------------------------------------------------------------------

    Interest paid                                      $   13.4    $     5.8
    Income and capital taxes paid                      $    3.3    $     3.5
    -------------------------------------------------------------------------
    See accompanying notes to the unaudited interim consolidated financial statements.

    Notes to the Unaudited Interim Consolidated Financial Statements
    (All tabular amounts are in $ millions except numbers of units, per unit amounts, percentages and various figures in Note 8.)

    1.  Structure of Penn West

    Penn West is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The purpose of Penn West is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries and royalty interests in oil and natural gas properties. Penn West owns
    100 percent of the common shares, directly or indirectly, of the entities that carry on the oil and natural gas business of Penn West. The activities of these entities are financed through interest-bearing notes from Penn West and third-party debt as described in the notes to the unaudited interim consolidated financial statements.

    Pursuant to the terms of net profit interest agreements (the "NPIs"),
    Penn West is entitled to payments from certain subsidiary entities equal to essentially all of the proceeds of the sale of oil and natural gas production less certain specified deductions. Under the terms of the
    NPIs, the deductions are in part discretionary, include the requirement to fund capital expenditures and asset acquisitions, and are subject to certain adjustments for asset dispositions.

    Under the terms of its trust indenture, Penn West is required to make distributions to unitholders in amounts at least equal to its taxable income consisting of interest on notes, the NPIs, and any inter-corporate distributions and dividends received, less certain expenses.

    2.  Significant accounting policies and basis of presentation

    These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are consistent with the accounting policies described in the notes to the audited consolidated financial statements of Penn West for the year ended December 31, 2006. These financial statements should accordingly be read in conjunction with Penn West's audited consolidated financial statements and notes thereto for the year ended December 31,
    2006.

    Effective January 1, 2007, the Trust adopted CICA Handbook
    Section 1530 - "Comprehensive Income", Section 3861 - "Financial
    Instruments - Disclosure and Presentation", Section 3865 - "Hedges",
    Section 3855 - "Financial Instruments - Recognition and Measurement", and
    Section 3251 - "Equity". The adoption of these standards has had no material impact on the Trust's net earnings or cash flows.

    Financial Instruments

    Financial instruments are required to be measured at fair value on the balance sheet upon initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified in one of the following categories: held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities as defined under Section 3855.

    Subsequent measurement and changes in fair value will depend on initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income
    ("OCI") until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.

    The adoption of these standards did not change the Trust's accounting for financial instruments. Cash and cash equivalents are designated as held-
    for-trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments. Accounts receivable and accrued revenues are designated as loans and receivables.
    Accounts payable and accrued liabilities and long-term debt are designated as other liabilities. Risk management assets and liabilities are derivative financial instruments classified as held-for-trading.

    Embedded Derivatives

    An embedded derivative is a component of a hybrid contract, which is a host contract plus an embedded derivative. They are separated from the host contract and accounted for as a derivative only if certain conditions are met. These include: i) the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, ii) if the embedded derivative separated meets the definition of a derivative, and iii) the hybrid contract is not measured at fair value or classified as held for trading. The Trust currently has no material embedded derivatives.

    Comprehensive Income

    Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. It consists of net earnings and
    OCI. OCI refers to items recognized in comprehensive income that are excluded from net earnings calculated in accordance with generally accepted accounting principles. The Trust currently has no items requiring separate disclosure on the Statement of Comprehensive Income.

    Two new Canadian accounting standards have been issued, CICA 3862,
    Financial Instruments-Disclosure and CICA 1535, Capital Disclosure, which will require additional disclosure in the Trust's financial statements commencing January 1, 2008 about the Trust's financial instruments as well as its capital and how it is managed.

    3.  Property, plant and equipment

                                                       March 31, December 31,
                                                           2007         2006
    -------------------------------------------------------------------------
    Oil and natural gas properties,
     including production and
     processing equipment                           $   9,891.4  $   9,666.0
    Other                                                  19.0         17.2
    -------------------------------------------------------------------------
                                                        9,910.4      9,683.2
    -------------------------------------------------------------------------
    Accumulated depletion and depreciation             (2,853.2)    (2,644.2)
    -------------------------------------------------------------------------
    Net book value                                  $   7,057.2  $   7,039.0
    -------------------------------------------------------------------------

    Other than Penn West's net share of capital overhead recoveries, no general and administrative expenses are capitalized. In 2007, additions to property, plant and equipment included a $2.9 million increase related to additions to asset retirement obligation and an $8.4 million addition for future income taxes recorded on minor property acquisitions.

    An impairment test was performed on the costs capitalized to oil and natural gas properties at March 31, 2007. The estimated undiscounted future net cash flows from proved reserves, using forecast prices, exceeded the carrying amount of the oil and natural gas property interests and the cost of unproved properties.

    4.  Bank loan

                                                       March 31, December 31,
                                                           2007         2006
    -------------------------------------------------------------------------
    Bankers' acceptances and prime rate loans       $   1,402.2  $   1,285.0
    -------------------------------------------------------------------------

    As at March 31, 2007, the Company had an unsecured, extendible, three-year revolving syndicated credit facility with an aggregate borrowing limit of $1.8 billion plus a $100 million swing line facility, both of which expire on August 25, 2009. The credit facility contains provisions for stamping fees on bankers' acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain consolidated financial ratios.

    Letters of credit totaling $0.2 million (December 31, 2006 -
    $0.4 million) were outstanding on March 31, 2007 that reduced the amount otherwise available to be drawn on the swing line facility.

    On April 18, 2007, the Company announced it had entered into an additional $250 million unsecured, demand credit facility and has priced a proposed offering of notes to be issued on a private placement basis, primarily in the United States, with an aggregate principal amount of
    US $475 million. The demand credit facility is priced at the same rates as the Company's existing syndicated credit facility and expires on
    December 31, 2008.

    5.  Asset retirement obligations

    The total inflated and undiscounted amount to settle Penn West's asset retirement obligations at March 31, 2007 was $2.2 billion (December 31,
    2006 - $2.2 billion). The asset retirement obligation was determined by applying an inflation factor of 2.0 percent (2006 - 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of
    7.0 percent (2006 - 7.0 percent) over the expected useful life of the underlying assets, currently extending up to 50 years into the future with an average life of 23 years. Future cash flows from operating activities are expected to fund the obligations.

    Changes to asset retirement obligations were as follows:

                                                           2007         2006
    -------------------------------------------------------------------------
    Balance, beginning of period                    $     339.1  $     192.4
    Liabilities incurred during the period                  2.9          2.6
    Liabilities settled during the period                  (9.7)        (6.9)
    Accretion charges                                       5.9          5.7
    -------------------------------------------------------------------------
    Balance, end of period                          $     338.2  $     193.8
    -------------------------------------------------------------------------

    6.  Unitholders' equity

    Unitholders' capital                                  Units       Amount
    -------------------------------------------------------------------------
    Balance, December 31, 2005                      163,290,013  $     561.0
    Issued on exercise of trust unit rights(1)          407,750         10.6
    Issued to employee trust unit savings plan          295,449         12.3
    Issued to distribution reinvestment plan          2,459,870         96.1
    Issued on Petrofund merger                       70,673,137      3,032.4
    -------------------------------------------------------------------------
    Balance, December 31, 2006                      237,126,219      3,712.4
    Issued on exercise of trust unit rights(1)           67,575          1.8
    Issued to employee trust unit savings plan          114,335          4.1
    Issued to distribution reinvestment plan            702,099         22.8
    -------------------------------------------------------------------------
    Balance, March 31, 2007                         238,010,228  $   3,741.1
    -------------------------------------------------------------------------

    Contributed surplus                                    2007         2006
    -------------------------------------------------------------------------
    Balance, beginning of period                    $      16.4  $       5.5
    Equity-based compensation expense                       4.8         11.3
    Net benefit on rights exercised(1)                     (0.2)        (0.4)
    -------------------------------------------------------------------------
    Balance, end of period                          $      21.0  $      16.4
    -------------------------------------------------------------------------
    (1) Upon exercise of trust unit rights, the net benefit is reflected as a reduction of contributed surplus and an increase to unitholders'
        capital.

                                                 Three months ended March 31
    Units Outstanding                           -----------------------------
    (millions of units)                                    2007         2006
    -------------------------------------------------------------------------
    Weighted average:
      (Three months ended March 31)
      Basic                                               237.4        163.5
      Diluted                                             239.7        165.8

      Outstanding: (as at March 31)

      Basic                                               238.0        163.8
      Basic plus trust unit rights                        252.7        173.4
    -------------------------------------------------------------------------

    In 2007, 5.8 million rights (2006 - 0.3 million) were excluded in calculating the weighted average number of diluted trust units as they were considered anti-dilutive.

    7.  Equity-based compensation

    Trust unit rights incentive plan

    Penn West has a unit rights incentive plan that allows Penn West to issue rights to acquire trust units to directors, officers, employees and other service providers. Under the terms of the plan, the number of trust units reserved for issuance shall not exceed 10 percent of the aggregate number of issued and outstanding trust units of Penn West. Unit right exercise prices are administrated to be equal to the volume-weighted average trading price of the trust units on the Toronto Stock Exchange for the five trading days immediately prior to the date upon which the unit rights are granted. If certain conditions are met, the exercise price per unit may be reduced by deducting from the grant price the aggregate of all distributions, on a per unit basis, paid by Penn West after the grant date. Rights granted under the plan prior to November 13, 2006 vest over a five-year period and expire six years after the date of the grant.
    Rights granted subsequent to this date for the most part vest over a three-year period and expire four years after the date of the grant.

                                      Three months                Year ended
                                    ended March 31,              December 31,
                                              2007                      2006
                          ---------------------------------------------------
                                          Weighted                  Weighted
                                           average                   average
                            Number of     exercise    Number of     exercise
    Trust unit rights     unit rights        price  unit rights        price
    -------------------------------------------------------------------------
    Outstanding,
     beginning of
     period                11,284,872  $     27.76    9,447,625  $     28.45
    Granted                 3,791,031        33.73    3,257,622        39.77
    Exercised                 (67,575)       22.73     (407,750)       24.65
    Forfeited                (316,264)       31.83   (1,012,625)       33.38
    -------------------------------------------------------------------------
    Balance before
     reduction of
     exercise price        14,692,064        29.24   11,284,872        30.89
    Reduction of
     exercise price
     for distributions
     paid                           -        (1.02)           -        (3.13)
    -------------------------------------------------------------------------
    Outstanding, end
     of period             14,692,064  $     28.22   11,284,872  $     27.76
    -------------------------------------------------------------------------
    Exercisable, end
     of period              1,464,405  $     24.30    1,125,300  $     23.16
    -------------------------------------------------------------------------

    Penn West recorded compensation expense of $4.8 million for the three months ended March 31, 2007, of which $1.3 million was charged to operating expense and $3.5 million was charged to general and administrative expense (2006 - $3.0 million, $0.8 million and
    $2.2 million respectively). Compensation expense subsequent to the trust conversion is based on the fair value of rights issued and is amortized over the remaining vesting periods on a straight-line basis.

    The Binomial Lattice option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

    Three months ended March 31, 2007              Three-year vesting period
    -------------------------------------------------------------------------
    Average fair value of trust unit
     rights granted (per unit)                                   $      6.42
    Expected life of trust unit rights (years)                           3.0
    Expected volatility (average)                                      24.1%
    Risk-free rate of return (average)                                  4.0%
    Distribution yield                                                 12.0%
    -------------------------------------------------------------------------

    In 2006, the Black-Scholes option-pricing model was used to determine the fair value of trust unit rights granted with the following weighted average assumptions:

    Three months ended March 31, 2006               Five-year vesting period
    -------------------------------------------------------------------------
    Average fair value of trust unit rights
     granted (per unit)
      Directors and officers                                     $       nil
      Other employees                                            $      9.76
    Expected life of trust unit rights (years)
      Directors and officers                                             5.0
      Other employees                                                    4.5
    Expected volatility (average)                                      20.0%
    Risk free rate of return (average)                                  4.0%
    Expected distribution rate                                         nil(1)
    -------------------------------------------------------------------------
    (1) The expected distribution rate is presumed to be nil as it is expected that future distributions will provide a corresponding reduction to the exercise price of trust unit rights.

    Trust unit savings plan

    Penn West has an employee trust unit savings plan for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary. Penn West matches employee contributions at a rate of $1.50 for each $1.00. Both the employee's and Penn West's contribution are used to acquire Penn West trust units. These trust units may be issued from treasury at the five-day volume weighted average month-end trading price on the Toronto Stock Exchange or purchased in the open market.

    8.  Financial instruments

    Changes in the fair value of all outstanding financial commodity, power and interest rate contracts are reflected on the balance sheet with a corresponding unrealized gain or loss in income.

    The following table reconciles the changes in the fair value of financial instruments outstanding on March 31, 2007:

    Risk management                                           March 31, 2007
    -------------------------------------------------------------------------
    Balance, December 31, 2006                                   $      54.0
    Unrealized gain (loss) on financial instruments:
      Commodities                                                      (35.0)
      Electricity contracts                                             (4.8)
      Interest rate swaps                                                0.1
    -------------------------------------------------------------------------
    Fair value, end of period                                    $      14.3
    -------------------------------------------------------------------------

    Penn West had the following financial instruments outstanding as at
    March 31, 2007:
                             Notional    Remaining                    Market
                               volume         term       Pricing       value
    -------------------------------------------------------------------------
    Crude oil
      WTI Costless                        Apr/07 -   US$ 60.00 to
       Collars           1,000 bbls/d       Jun/07     $73.10/bbl     $ (0.1)
      WTI Costless                        Apr/07 -   US$ 60.00 to
       Collars           1,000 bbls/d       Jun/07     $80.00/bbl          -
      WTI Costless                        Apr/07 -   US$ 56.00 to
       Collars          25,000 bbls/d       Dec/07     $83.80/bbl       (3.2)
      WTI Costless                        Jan/08 -   US$ 60.00 to
       Collars          10,000 bbls/d       Jun/08     $94.55/bbl        4.0

    Natural gas
      AECO Costless                       Apr/07 -       $7.63 to
       Collars           73,400 mcf/d       Oct/07      $9.68/mcf        0.8

    Electricity
      Alberta Power
       Pool Swaps               67 MW         2007     $49.55/MWh       12.5
      Alberta Power
       Pool Swaps                2 MW         2008     $57.00/MWh        0.4

    Interest rate                         Apr/07 -
     swaps                     $100.0       Mar/08         4.356%       (0.1)
    -------------------------------------------------------------------------
    Total                                                             $ 14.3
    -------------------------------------------------------------------------

    A realized gain of $2.0 million (2006 - $1.6 million) on the electricity contracts has been included in the operating costs.

    The Company entered into interest rate swaps to fix its interest rate exposure on debt instruments. Realized gains and losses on the interest rate swaps are charged to interest expense. In the period the fixed rate and the floating rate were approximately equal resulting in no reportable gain or loss being charged to interest rate expense in relation to the interest rate swaps.

    9.  Income taxes

    On March 29, 2007, the Government of Canada introduced legislation that includes a proposed new distribution tax on publicly traded income trusts. Under the proposed rules, effective for the 2011 tax year, distributions representing return on capital would no longer be deductible for income tax purposes by certain publicly traded income trusts, including Penn West, and would be taxed on the amount of the distribution at an estimated corporate tax rate. To date, the tax proposals have not been substantively enacted and the impact on Penn
    West's organizational structure or current and future income taxes is not currently determinable.

    10. Related-party transactions

    During the first three months of 2007, Penn West paid $0.5 million
    (2006 - $0.3 million) of legal fees to a law firm of which a partner is also a director of Penn West.

    11. Subsequent event

    On February 9, 2007, Penn West announced it had entered into an agreement to acquire conventional oil and natural gas assets. The transaction closed on April 11, 2007 following the receipt of regulatory approvals.
    The purchase price of the asset package totaled approximately
    $329 million.

                             Investor Information
    -------------------------------------------------------------------------

    Penn West Energy Trust is a senior oil and natural gas income trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN and on the New York Stock Exchange under the symbol PWE.

    A conference call will be held to discuss Penn West's results at
    2:00 p.m. Mountain Daylight Time, 4:00 p.m. Eastern Daylight Time, on
    Monday, May 7th, 2007. The North American conference call number is
    800-733-7560 toll-free or 416-644-3416 in the Toronto area. A taped recording will be available until May 17th, by dialing 877-289-8525 or
    416-640-1917 and entering pass code 21225491 followed by the pound sign.
    This call will be broadcast live on the Internet and may be accessed directly on the Penn West website www.pennwest.com or at the following
    URL: http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)
    1789480.
    >>

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Phone: (403) 777-2500, Fax: (403)
777-2699, Toll Free: (866) 693-2707, Website: www.pennwest.com; Investor
Relations, Phone: (888) 770-2633, E-mail: investor_relations(at)pennwest.com,
William Andrew, President and CEO, Phone: (403) 777-2502, E-mail:
bill.andrew(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 08:30e 07-MAY-07